Hogan Lovells US LLP 875 Third Avenue New York, NY 10022 T +1 212 918 3000 F +1 212 918 3100 www.hoganlovells.com

June 17, 2011

CORRESPONDENCE FILED VIA EDGAR

AND OVERNIGHT DELIVERY

Mr. Justin Dobbie

Legal Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	News America Incorporated

News Corporation

Registration Statement on Form S-4

Filed May 5, 2011

and Documents Incorporated by Reference

File Nos. 333-173935; 333-173935-01

Dear Mr. Dobbie:

On behalf of News America Incorporated (the “Company”) and its parent, News Corporation (“News Corp”), set forth below are responses of the Company and News Corp to the Staff’s letter of comment, dated May 27, 2011, relating to the Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the “Commission”) on May 5, 2011 (File Nos. 333-173935; 333-173935-01) and the documents incorporated therein by reference. For your convenience, we have repeated and numbered each paragraph below to correspond to the numbered comment set forth in the Staff’s comment letter.

Registration Statement on Form S-4

General

1. We note that you are registering the exchange offer in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Sherman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

Contemporaneously with the submission of this letter, the Company and News Corp are filing a supplemental letter stating that they are registering the exchange offer in reliance on the Commission’s position enunciated in the abovementioned no-action letters and including the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Definitive Proxy Statement on Schedule 14A filed August 31, 2010

Other Bonus Compensation, page 36

2. Please tell us, with a view towards revised disclosure in future filings, how the Compensation Committee determined the amounts to be paid for each of these bonuses. Based on your current disclosure, it is unclear when the performance criteria, if any, were established and how performance influenced the particular amount awarded. For example, we note that Mr. J.R. Murdoch has a target opportunity of 75% of his base salary and a maximum opportunity of 100% of his base salary. Please explain how these target payouts are tied to the performance of the company’s European and Asian operations. To the extent the Compensation Committee established a particular set of performance criteria prior to the performance period, please discuss those criteria and how they were evaluated. Please also explain what constitutes “target” and “maximum” performance and discuss in greater detail how the Compensation Committee arrived at its particular bonus determination. For Mr. Ailes, please explain more specifically how the Compensation Committee administers his annual bonus. For example, please discuss whether the determination to award him an amount in excess of the guaranteed amount was based on an evaluation of previously established performance criteria or otherwise.

In future filings, if applicable, News Corp will clarify that the Compensation Committee had complete discretion to determine the amounts to be paid for each of these fiscal 2010 bonuses and that such bonuses were not evaluated against any previously established performance criteria. Specifically, with respect to Mr. J.R. Murdoch’s fiscal 2010 bonus, the Compensation Committee subjectively evaluated Mr. J.R. Murdoch’s performance at the completion of fiscal 2010. As disclosed in the Definitive Proxy Statement on Schedule 14A filed with the Commission on August 31, 2010 (the “Proxy Statement”), the Compensation Committee considered Mr. J.R. Murdoch’s “leadership in successfully reorganizing significant business units, disposing of non-core businesses and increasing market share for the divisions under his responsibility” and decided to award Mr. J.R. Murdoch a fiscal 2010 bonus at 75% of this target bonus opportunity. The target performance opportunity was 75% of his base salary while the maximum performance opportunity was 100% of his base salary. As disclosed in the Proxy Statement, beginning in fiscal 2011, this bonus opportunity for Mr. J.R. Murdoch was replaced with a new bonus structure in terms of both performance measurement as well as amounts. With respect to Mr. Ailes, any bonus awarded to him for fiscal 2010 above his contractually guaranteed minimum $1 million was purely discretionary based on the Compensation Committee’s subjective evaluation of his performance at the completion of the fiscal year. As disclosed in the Proxy Statement, Mr. Ailes’ fiscal 2010 bonus of $1.5 million was granted in consideration of his “exceptional leadership of the businesses over which he has responsibility and the superior financial results of those businesses in fiscal 2010.” In light of the Staff’s comment, in future filings, we will make clear that any bonus for Mr. Ailes above the guaranteed amount is purely discretionary.

Form 8-K filed November 3, 2010

Note 3 – Acquisitions, Disposals and Other Transactions, page F-13

Fiscal 2010 Transactions

3. We note that the company sold its 33% interest in STOXX AG (“STOXX”), a European market index provider, to its partners, Deutsche Börse AG and SIX Group AG, for approximately $300 million in cash. We also note that the company is entitled to receive additional consideration up to approximately $40 million if STOXX achieved certain revenue targets in calendar year 2010 and that the company expects that this post-closing adjustment will be resolved in the fourth quarter of fiscal 2011. Given the passage of time since the end of calendar year 2010, supplementally advise us and revise future filings to disclose whether the revenue targets have been met, what portion of the additional consideration you expect to recognize or have recognized and explain where such amounts have been reflected in the company’s consolidated financial statements.

In accordance with the terms and conditions of the sales agreement, Deutsche Börse AG and SIX Group AG had a four month period subsequent to December 31, 2010 to provide News Corp with the audited results of STOXX AG. After receiving and reviewing the results in May 2011 and upon further discussions with the buyers, News Corp believes that the revenue targets have been met and News Corp anticipates that it will receive the full amount of the additional consideration in the fiscal year ended June 30, 2011. News Corp plans to record this gain contingency during the quarter ending June 30, 2011. News Corp intends to disclose this information in News Corp’s annual report on Form 10-K for the fiscal year ended June 30, 2011 and will include this amount in Other, net in the consolidated statements of operations for the fourth quarter and fiscal year ended June 30, 2011.

4. We note that during 2010, the company and CME Group Inc. (“CME”) formed a joint venture to operate a global financial index service business (the “Venture”), to which the company contributed its Dow Jones Indexes business valued at $675 million and CME contributed a business which provides certain market data services valued at $608 million. The company and CME own 10% and 90% of the Venture, respectively. The Venture issued approximately $613 million in third-party debt due in March 2018 that has been guaranteed by CME (the “Venture Financing”). The Venture used the proceeds from the debt issuance to make a special distribution at the time of the closing of approximately $600 million solely to the company. The company agreed to indemnify CME with respect to any payments of principal, premium and interest that CME makes under its guarantee of the Venture Financing and certain refinancing of such debt. In the event the company is required to perform under this indemnity, the company will be subrogated to and acquire all rights of CME. The maximum potential amount of undiscounted future payments related to this indemnity was approximately $800 million at March 31, 2011. The company has made a determination that there is no recognition of this potential future payment in the accompanying financial statements. Supplementally advise us and expand your disclosure in future filings to disclose how the company determined the fair value of the Dow Jones Indexes business that was contributed to the joint venture. Also, please tell us and revise the notes to the company’s financial statements in future filings to explain what factors were considered by the company in its determination that no recognition of a liability was required with respect to the potential future payment of $800 million. We may have further comment upon reviewing your response.

News Corp determined the fair value of the Dow Jones Indexes business that was contributed to the joint venture utilizing a third party valuation which considered offers received from market participants interested in purchasing the business. In assessing the information, News Corp valued the business based on the exit price to sell the asset group in accordance with Accounting Standards Codification (“ASC”) 820 Fair Value Measurement. In response to the Staff’s request, News Corp proposes to update its existing disclosure in future filings as follows:

“The Company and CME Group Inc. (“CME”) formed a joint venture to operate a global financial index service business (the “Venture”), to which the Company contributed its Dow Jones Indexes business valued at $675 million. This represents the estimated exit price to sell the asset group based upon a third party valuation considering offers received from market participants interested in purchasing the business at $675 million (which included the Company’s agreement to provide to the Venture an annual media credit for advertising on the Company’s Dow Jones media properties averaging approximately $3.5 million a year for a ten year term). CME contributed a business to the Venture which provides certain market data services valued at $608 million.”

News Corp accounted for the indemnity in accordance with ASC 460 Guarantees, which states that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing a guarantee. The guarantee consists of a non-contingent aspect (i.e. the obligation to stand ready to perform over the term of the guarantee) and a contingent aspect (i.e. the obligation to make future payments if certain triggering events occur).

The fair value of the non-contingent aspect of the guarantee was determined based on a weighted average payout amount based on various probabilities of News Corp being required to make payments to CME under the debt agreement. Based on this analysis and the cash flows of the joint venture, the asset to loan ratio, the business prospects for the joint venture and the put option exercisable in 2016, News Corp concluded that the probability that News Corp will be required to make a payment under the indemnification agreement was remote and therefore no amount was recognized.

The contingent aspect of News Corp’s guarantee is covered by ASC 450 Contingencies (“ASC 450”), and is determined by whether a loss is both estimable and probable. Based upon the cash flows of the joint venture, the asset to loan ratio and the business prospects for the joint venture News Corp believes that the joint venture has the ability to service this debt. In accordance with ASC 450, News Corp concluded that these same factors (cash flows, asset to loan ratio and the business prospects for the joint venture) make the likelihood that a triggering event will occur over the term of the indemnification period remote. As such, News Corp has not recorded a liability related to the interest and principal payments guaranteed by News Corp.

In response to the Staff’s request News Corp proposes to update its existing disclosure in future filings as follows:

“The Company has made a determination that there is no recognition of this potential future payment in the accompanying financial statements as the likelihood of the Company having to perform under this indemnity is not probable.”

5. Also, we note from the disclosure included in Note 9 that goodwill was reduced by $451 million primarily as a result of the disposition of the financial indexes business at the Publishing segment. Please tell us and explain in future filings how the company calculated or determined the amount of goodwill allocated to the financial indexes business in connection with the disposition of the business and which was considered in determining the loss recognized. As part of your response, you should also explain in further detail how the company calculated or determined the “combined loss” of $23 million that was recognized in connection with the disposition of the Dow Jones Indexes business and the related joint venture transactions.

The amount of goodwill allocated to the carrying amount of the Dow Jones Indexes business was determined in accordance with ASC 350 Intangibles-Goodwill and Other and was based on the relative fair value method. News Corp engaged a third party to complete a valuation of the remaining Dow Jones business as of the date of sale. This valuation was used to determine the allocation of goodwill based on relative fair value. In determining the allocation of goodwill, News Corp compared the fair value of the Indexes business to the fair value of the remaining Dow Jones business and Indexes business as of the transaction date. News Corp allocated goodwill to the carrying amount of the Indexes business using the ratio described in the preceding sentence. In response to the Staff’s comment, News Corp proposes to include the following disclosure in the Summary of Significant Accounting Policies note in future filings:

“When a business within a reporting unit is disposed of, goodwill is allocated to the disposed business using the relative fair value method.”

The “combined loss” of $23 million is comprised of the loss on the disposition of the Dow Jones Indexes business and a gain on the sale of News Corp’s STOXX investment. The disposition of the Dow Jones Indexes business resulted in a loss of $77 million. News Corp calculated the loss in accordance with ASC 810 Consolidation as the fair value of the consideration received, which included cash and News Corp’s 10% interest retained in the joint venture less a) the aggregate carrying amount of Dow Jones Indexes’ assets and liabilities and b) the 10-year annual media credit for advertising on News Corp’s Dow Jones media properties.

	Dow Jones Indexes	STOXX	Combined
Cash received	$607.5	$295.8	$903.3
Fair value of 10% interest retained in joint venture	67.5	—	67.5
Less: aggregate carrying amount	(717.0)	(242.2)	(959.2)
Less: 10-year annual media credit for advertising	(34.7)	—	(34.7)

(Loss) gain on disposition	$(76.7)	$53.6	$(23.1)

Note 19. Segment Information, page F-48

6. We note from the report on 8-K filed on November 3, 2010, that during the first quarter of 2011, the company aggregated the previously reported Book Publishing segment, Integrated Marketing Services segment and the Newspapers and Information Services segment to report a new Publishing segment because of changes in how the company manages and evaluates these businesses as a result of evolving industry trends. Given that these three segments were previously reflected as separate reportable segments pursuant to the guidance in ASC 280, please explain in further detail why you believe it was appropriate to aggregate these three operating segments into a single reportable segment. As part of your response, please explain in further detail the nature of the changes in how the company manages and evaluates these businesses and the evolving industry trends which led to such aggregation. Your response should also explain in detail why you believe these three prior reportable segments meet the criteria for aggregation outlined in ASC 280-10-50-11. We may have further comment upon review of your response.

News Corp concluded that the aggregation of the following five operating segments: U.S. Newspapers, UK Newspapers and Australian Newspapers (together “Newspapers and Information Services”), Book Publishing and Integrated Marketing Services into a single reportable segment is appropriate because such presentation is consistent with the overall objectives of ASC 280 Segment Reporting (“ASC 280”) as the reporting of financial information externally aligns with how management views these businesses for internal management and planning purposes.

Evolving Industry Trends

These businesses create, print and publish information for consumers and are experiencing fundamental changes to their business models as they increasingly migrate their traditional published print products to digital formats. These evolving trends have increased in pace over the last year, including the introduction of new consumer technologies led, most notably, by the introduction of the iPad in January 2010 and the proliferation of new digital devices (tablets, e-readers, and smart phones) in the market since then. These transformational changes in consumer consumption and expectations directly impact the digital development, creation, distribution, monetization and strategic activities of our published products and prompted News Corp, as part of its fiscal 2011 budget process, to reassess how it reports the results of these businesses in recognition of the similar impact these changes are having across all of these businesses.

Underlying this reassessment, News Corp’s management recognized that these businesses are experiencing rapid changes in which end-user digital technology will significantly impact the publication and distribution of each of its published products in very similar ways. The digital serving of information content, whether news-based, book or marketing-related, has already resulted, and will continue to result, in shifts in consumer purchasing and usage patterns in response to the effect that digital technology is expected to have on how such content is marketed and sold. News Corp believes digital distribution will (i) significantly modify the cost of doing business as paper, printing and physical distribution costs come down and (ii) impact the type and amount of revenues it will earn as consumers opt to acquire and use News Corp’s published products differently than they have traditionally done.

Therefore, it is News Corp’s conclusion that in the future, the economic characteristics of each of these businesses will move towards convergence. For example, in the newspaper business, the availability and acceptance of newspaper content online has expanded significantly for all of our newspapers in the last two years. In many cases now, a newspaper’s digital audience is larger than its print audience. Additionally, like the newspaper business, the book publishing business has seen a rapid acceptance of digital content by its customers using new and expanding technologies1. For example, it is now estimated that e-book sales make up approximately 25% of the total unit sales when both formats are available and such e-book sales are expected to rise rapidly. Additionally, the integrated marketing services business is rapidly moving into digital products to enhance its offerings to clients, most notably providing coupons on-line for the benefit and convenience of its customers.

Related Changes in Management Reporting

News Corp’s reassessment, as part of its fiscal 2011 budget process, concluded that News Corp would coordinate the digital development, creation, distribution, monetization and strategic activities of these publishing businesses as well as report them in a single reportable Publishing segment both internally and to the Board of Directors. Related to this conclusion, News Corp recognized that it had separately reported three Publishing related segments for more than 20 years and that, over that period, News Corp’s overall business has grown substantially, such that these segments now contribute significantly less revenue and segment operating profit to News Corp. This change was also a factor in how News Corp manages and evaluates these businesses which manifests itself in News Corp’s internal reporting.

Aggregation Criteria:

Under ASC 280-10-50-11, two or more operating segments may be combined into a single reportable segment if aggregation is consistent with the objective and basic principles of ASC 280, if the segments have similar economic characteristics and if the segments are similar in all of the following areas:

a.	The nature of the products and services

b.	The nature of the production processes

[1]	For example, in January 2011, the Los Angeles Times reported that Barnes and Noble indicated it now sells more digital books than physical volumes on its online bookstores.

c.	The type or class of customer for their products and services

d.	The methods used to distribute their products and services

e.	If applicable, the nature of the regulatory environment.

These areas were considered by News Corp as outlined below:

Nature of the products and services – All of the business units that make up the Publishing segment provide printed and online published information, whether news, entertainment or consumer product related, that is generally protected by copyright and made available to consumers who value that information.

Nature of the production process – The primary means used to physically produce published information is printing, either in-house using company-owned printing presses or contracted externally through certain group-wide arrangements. The primary tangible input for these businesses, paper, is negotiated and administered on a group-wide basis. Digital has become a complementary and growing means of producing News Corp’s published information products (e.g. newspapers, books and coupons). Such digital production is generally performed in-house on technologies or applications that are shared across the businesses. News Corp has and will continue to leverage the digital production process across these operating segments as consumer technology evolves.

Type or class of customer for their products and services – The ultimate users of News Corp’s published printed information are generally consumers who pay to obtain access to the publication in its various physical formats through retail points of purchase. While consumers are users of the printed information, advertisers account for a significant portion of the revenues earned by these business units. In each of these businesses, the ultimate user is the consumer.

Methods used to distribute their products and services – The physical versions of the information published by News Corp are delivered to similar wholesale and retail outlets by trucks and vans either owned by News Corp or contracted externally. Increasingly, distribution occurs through direct digital means either directly to consumers, or through third party digital services.

Nature of the regulatory environment – The book publishing and newspaper and information services businesses are required to comply with libel laws and each of these businesses operates under copyright law and, in the digital arena, is also affected by privacy regulations.

Similarity of Economic Characteristics

ASC 280-10-55-7 states that operating segments are considered to be similar if they can be expected to have essentially the same future prospects. Accordingly, the similarity of economic characteristics should be evaluated based on future prospects and not necessarily on current indicators only. The guidance goes on to state that “…if the segments do not currently have similar gross margins and sales trends but the economic characteristics and the other five criteria are met and the segments are expected to again have similar long-term average gross margins and sales trends, the two segments may be aggregated.” Based on four-year plans each business unit included in the Publishing segment submitted as part of the fiscal 2011 budget process, the long-term operating profit margins for the Publishing segment are projected to grow consistently in the aggregate and individually as higher margin digital products are introduced and become a larger part of the product mix. While Book Publishing and Integrated Marketing Services are expected to have operating margins that are different from Newspapers and Information Services, we note that (i) their aggregation with Newspapers and Information Services is not expected to change the resulting combined operating margin to such an extent that the new presentation would be misleading to users of the financial statements and (ii) the alternative presentation of including Book Publishing and Integrated Marketing Services in Other (as they would not meet the quantitative criteria for separate reporting as discussed below) would not be consistent with how News Corp manages the businesses together, or how News Corp’s Chief Operating Decision Maker (the “CODM”) and investors view and analyze this Publishing segment.

Further, the presentation of one reportable Publishing segment is consistent with how News Corp’s CODM views and analyzes the publishing businesses internally, and with how investors (e.g. analysts) view these businesses as evidenced in their periodic reporting about News Corp. News Corp concluded that analyst and News Corp’s view of the business is persuasive evidence that aggregating these operating segments into one reporting segment provides meaningful data.

Quantitative Criteria for Separate Reporting

ASC 280 states a company should determine which operating segment (either individually or on an aggregated basis) meets certain quantitative thresholds. ASC 280-10-50-12 provides the criteria for such quantitative thresholds, which News Corp examined as part of its reassessment. News Corp concluded that none of these businesses met any of the quantitative thresholds (i.e. they are less than 10%), and, therefore, are not required to be separately reported and disclosed.

As a result and consistent with the overall objectives of ASC 280, News Corp concluded that the individual operating segments that were previously included in the Newspapers and Information Services, Integrated Marketing Services and Book Publishing segments should be aggregated into one reportable segment – Publishing. As required by ASC 280-10-50-34, News Corp retrospectively adjusted its prior year presentation of segment information to reflect this new presentation.

* * * * * * * *

Enclosed with this letter is a letter from the Company and News Corp acknowledging their responsibilities with respect to the disclosure.

If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at (212) 918-8270.

Sincerely,

/s/ Amy Bowerman Freed
Amy Bowerman Freed
Hogan Lovells US LLP

June 17, 2011

CORRESPONDENCE FILED VIA EDGAR

AND OVERNIGHT DELIVERY

Mr. Justin Dobbie

Legal Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	News America Incorporated

News Corporation

Registration Statement on Form S-4

Filed May 5, 2011

and Documents Incorporated by Reference

File Nos. 333-173935; 333-173935-01

Dear Mr. Dobbie:

In connection with responding to comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in a letter dated May 27, 2011 with respect to the above-referenced Registration Statement on Form S-4 filed with the Commission on May 5, 2011 (File Nos. 333-173935; 333-173935-01) and the documents incorporated therein by reference, News America Incorporated (the “Company”) and its parent, News Corporation (“News Corp”), hereby acknowledge that (a) the Company and News Corp are responsible for the adequacy and accuracy of the disclosure in the filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company and News Corp may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need additional information, please contact the undersigned at (212) 852-7724.

Sincerely,

/s/ Janet Nova
Janet Nova
Senior Vice President and
Deputy General Counsel
News America Incorporated
News Corporation

June 17, 2011

CORRESPONDENCE FILED VIA EDGAR

AND OVERNIGHT DELIVERY

Mr. Justin Dobbie

Legal Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	News America Incorporated

News Corporation

Registration Statement on Form S-4

Filed May 5, 2011

and Documents Incorporated by Reference

File Nos. 333-173935; 333-173935-01

Ladies and Gentlemen:

News America Incorporated (the “Company”) and its parent, News Corporation (“News Corp”) have filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 5, 2011 the above-referenced Registration Statement on Form S-4 (File Nos. 333-173935; 333-173935-01) (the “Registration Statement”) relating to the contemplated offer to exchange (the “Exchange Offer”) up to $1,000,000,000 aggregate principal amount of the Company’s 4.50% Senior Notes due 2021 and up to $1,500,000,000 aggregate principal amount of its 6.15% Senior Notes due 2041 (collectively, the “Exchange Notes”) for like amounts of the Company’s privately placed 4.50% Senior Notes due 2021 and 6.15% Senior Notes due 2041 (collectively, the “Original Notes”). The Company is registering the Exchange Offer in reliance on the position enunciated by the Commission in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988), Morgan Stanley & Co, Inc., SEC No-Action Letter (June 5, 1991), and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). The Company hereby represents that:

a)	The Company and News Corp have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Company’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in the ordinary course of its business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer.

b)

In this regard, the Company and News Corp will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing the Exchange

Notes to be acquired in the applicable Exchange Offer, such person (i) cannot rely on the position of the Staff enunciated in Exxon Capital Holdings Corporation (available May 13, 1988) or interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with any secondary resale transaction.

c)	The Company and News Corp acknowledge that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the applicable Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K under the Securities Act.

d)	The Company and News Corp will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any broker-dealer who holds Original Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives applicable Exchange Notes in exchange for such Original Notes pursuant to the applicable Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in Shearman & Sterling (available July 2, 1993)) in connection with any resale of such Exchange Notes.

e)	The Company and News Corp will include in the transmittal letter or similar documentation to be executed by an exchange offeree the following additional provisions:

i.	If the exchange offeree is not a broker-dealer, an acknowledgment that it is not engaged in, and does not intend to engage in, a distribution of the applicable Exchange Notes.

ii.	If the exchange offeree is a broker-dealer holding Original Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Original Notes pursuant to the applicable Exchange Offer; and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Very Truly Yours,

News America Incorporated
News Corporation

/s/ Janet Nova
Janet Nova
Senior Vice President and
Deputy General Counsel